UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102 (Cusip Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 82620P102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Fields
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 586,259 6 SHARED VOTING POWER 7 SOLE DISPOSITIVE POWER 586,259 8 SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.10%
12	TYPE OF REPORTING PERSON * IN

Schedule 13G

CUSIP No. 82620P102	13G	Page 3 of 4 Pages

Item 1:	(a)	Issuer: Sierra Bancorp

	(b)	Principal Executive Offices: 86 North Main Street, Porterville, CA. 93257

Item 2:	(a)	Person Filing: Robert L. Fields

	(b)	Address: 1276 Highland Drive, Porterville, CA. 93257

	(c)	Citizen of the U.S.A.

	(d)	Class of Securities: Common Stock, no par value

	(e)	Cusip #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned: 586,259

	(b)	Percentage Ownership: 6.1%

	(c)	(i)	Shares with Sole Voting Power: 586,259 (includes 25,000 vested option shares)

		(ii)	Shares with Shared Voting Power: None

		(iii)	Shares with Sole Investment Power: Same shares as Item i above

		(iv)	Shares with Shared Investment Power: None

Item 5:	N/A

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:	N/A

Schedule 13G

CUSIP No. 82620P102	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/05
Date

/s/ Robert L. Fields
Signature

Schedule 13G